MATERIAL CHANGE REPORT

FORM 51-102F3

National Instrument 51-102

This is a Material Change Report Under Section 7.1 of National Instrument 51-102.

ITEM 1:

NAME AND ADDRESS OF COMPANY

Focus Ventures Ltd. (the “Company” or “Focus”)

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

ITEM 2:

DATE OF MATERIAL CHANGE

December 30, 2015 and January 5, 2016

ITEM 3:

NEWS RELEASE

December 30, 2015 and January 5, 2016 via Marketwire

ITEM 4:

SUMMARY OF MATERIAL CHANGE

The Company has reported that it has received the Prefeasibility Study (PFS) for the Bayovar 12 phosphate project in northern Peru. The PFS has been delivered to the minority shareholders and vendors of the Bayovar 12 concession before the end of 2015 as per the joint venture agreement, thus avoiding any penalty payments.

The Company has also announced the results of the independent PFS on its Bayovar 12 Phosphate Project located in the Sechura desert of northern Peru.

ITEM 5:

FULL DESCRIPTION OF MATERIAL CHANGE

The Company has reported that it has received the Prefeasibility Study (PFS) for the Bayovar 12 phosphate project in northern Peru. The PFS has been delivered to the minority shareholders and vendors of the Bayovar 12 concession before the end of 2015 as per the joint venture agreement, thus avoiding any penalty payments.

The Company has also announced the results of an Independent NI 43-101 Prefeasibility Study (the “Study”) on its Bayovar 12 Phosphate Project (the “Project”), located in the Sechura desert of northern Peru.

The Study was prepared by M3 Engineering and Golders Associates. The report will be filed on SEDAR within 45 days. Focus is the majority owner in the Project through its 70% ownership of Juan Paolo Quay S.A.C., - title holder of the Bayovar 12 mining concession. All numbers reported, unless otherwise stated, are in $US dollars (where applicable, an exchange rate of 3.0 Peruvian Soles to 1 $US was used).

Key Results of the Study

•

Production of 18.5 Mt of Reactive Phosphate Rock (“RPR”) concentrate from 52.3 Mt of ore over a 20 year mine life

•

Two RPR product lines producing +24% and +28% P2O5 concentrate by a simple, proven beneficiation process

•

Post-Tax Internal Rate of Return (“IRR”) of 17.2% and Net Present Value (“NPV”) of $252.9 million at a 7.5% Discount Rate

•

After-tax cash flow of $847 million over the mine life

•

Payback of 6.6 years

•

Proven and Probable open-pittable Reserves of 54.7 Mt of ROM (“Run-of-Mine”) ore (dry basis)

•

Substantial mineral resources remain in inventory to extend mine life

•

Initial capital costs of $127 million including pre-production stripping, process plant, tailings storage, water pipeline and powerline, owner’s costs and contingency

•

Several opportunities identified to improve project economics via optimization studies including review of mine schedule, infrastructure requirements and extension of mine life

Study Description

The Bayovar 12 Concession is located in the Province of Sechura, Department of Piura in northwestern Peru. The property is approximately 15 km northeast of the operating Miski Mayo Phosphate Mine owned by the Vale-Mitsui-Mosaic consortium, and directly east of the Fosfatos del Pacifico (FOSPAC) project. The concession is connected by sealed road to tidewater and port loading facilities 43 km to the west.

The open pit mine plan targets production of RPR concentrate for use as direct application phosphate fertilizer, a natural product that can be applied directly to the soil without the need for conventional acid pre-treatment of the rock or the addition of chemicals. Research has demonstrated that Sechura RPR, due to its high reactivity, can outperform more expensive and non-organic manufactured fertilizers especially when used in tropical soil and climatic environments, conditions that are prevalent over most of South and Central America.

Production will be from 13 horizontal phosphorite beds hosted in free-digging diatomite that are laterally continuous for many kilometers, with the same sequence of beds currently being mined at the Miski Mayo operation. At full capacity the Bayovar 12 Mine will produce 1.0 Million tonnes per year (Mtpy) over the life of mine of 20 years for a total of approximately 18.5 million tonnes of dry fertilizer product.

Mineral Resources & Reserves

The Bayovar 12 concession comprises an area of 125 km2 of which phosphate has been continuously delineated over 34 km2, approximately 30% of the Concession area, with mineralization remaining open. Resources outside of the designed pit were not considered in the Reserves estimation. The reader is cautioned that only Reserves have undergone analysis to demonstrate economic viability. There is no guarantee that Resources outside of the current Reserves will become economically viable.

Resources*	Tonnes (Mt; dry )	P2O5 Grade (wt.%)
Measured	17.7	13.16
Indicated	209.5	13.04
Inferred	102.2	13.11

Reserves**	Tonnes (Mt; dry )	P2O5 Grade (wt.%)
Proven	14.2	12.99
Probable	40.5	12.99
Total Reserves	54.7	12.99

* No minimum thickness, grade cut-off or other mining parameters applied. Phosphorite bed specific wet and dry relative densities used for tonnage calculations. Resource tonnes reported include tonnes converted to Reserves. ** The Study assumes RPR prices of US$145/tonne and US$185/tonne (dry) for 24% and 28% P2O5 respectively.

Mine Design

The Bayovar 12 phosphorite deposit consists of 13 flat-lying phosphate beds. The mine plan will extract 52.3 Mt of ore and remove 445 Mt of overburden and interburden waste over the 20 year mine life, for an overall strip ratio of 8.5 : 1. Overburden will be stripped by a contractor and removed with 12.2 m3 front-end loaders, or other similar excavators, matched with 90-tonne capacity haul trucks.

The mine plan takes into account anticipated dilution of 7.5 cm on both the roof and floor of individual phosphate beds where the beds are greater than the minimum mineable thickness of 30 cm. These assumed dilution and mining loss factors are based on extracting the phosphorite with GPS-controlled surface miners. The mine plan maximizes the number of available production faces for the various beds throughout the mine life in order to accommodate blended plant feed requirements. Production equipment is included in the plan to source ore from multiple beds and maintain the blend and feed tonnage to the plant.

Beneficiation

Two process plant lines, Line 1 and Line 2, will beneficiate the Bayovar 12 ore. Each Line is capable of producing 1,370 tonnes of RPR concentrate per day at 85% plant availability. Line 1 will produce approximately 300,000 tpy in Year 1 of concentrate with a grade of +24% P2O5, ramping up to 400,000 tpy in Year 3 and 500,000 tpy from Year 4 onwards.  Line 2 commences production of concentrate in Year 3 with a grade of +28% P2O5 at 500,000 tpy and continues at this rate for the Life of Mine.

A simple beneficiation process, similar to that used in adjacent operations, has been developed by Jacobs Engineering consisting of desliming and dewatering using drum and attrition scrubbing, size classification, hydraulic classification, filtering, and finally drying to 4% moisture. The two process plant lines are essentially identical. The higher grade 28% P2O5 Line 2 product is achieved by coarsening the tertiary desliming cut-point to reject lower-grade near-size material.

Infrastructure

It is proposed to haul concentrate 43 kilometers to tidewater and port facilities using contractor-owned, 35-tonne end-dumping trailers. Infrastructure requirements include: site access, power transmission line, a seawater pipeline for process water supply, ancillary building facilities, a reverse osmosis water treatment plant for potable water, fire protection and sanitary septic facilities, site communications, and the Tailings Storage Facility (“TSF”).

Capital Costs

Initial capital cost estimates includes the construction of a phosphate process plant capable of producing 500 ktpy of RPR concentrate (dry basis) from a single process line at full production. Capital requirements associated with ore production include purchasing mobile mine equipment for stripping interburden material and to mine phosphorite beds. Contractor overburden waste stripping is also capitalized in the preproduction period, as are the construction of berms and lifts for the TSF. The initial capital requirement is estimated at $127 million including owner’s costs and is summarized below.  Plant and TSF costs include contingencies of 20% and 25% respectively.

Area	Detail	Initial CAPEX ($000s)
Capex	Mine	28,724
	Processing Plant	81,683
	TSF	14,405
Owner's Costs		2,508
Total CAPEX		127,320

Operating Costs

The Life-of-Mine operating costs were developed for mining, processing and G&A costs. Operating costs include labor, equipment operation, power, fuel, reagent, and consumable consumption, maintenance and repairs, and outside services.

Item	Unit Cost ($ per Product Tonne)	LOM Cost ($000s)
Owner Mining	$32.23	$596,292
Contract Mining	$20.29	$375,456
Process Plant	$10.49	$193,110
G&A	$2.58	$47,771
Transportation	$10.09	$186,675
Total Cost	$75.68	$1,400,184

Economic Analysis

A summary of the financial model is tabulated below;

Item	$ (millions)
Life of Mine Revenue	3,042
Total Pre-Production Capital	127.3
Total Sustaining Capital	230.3
Cumulative Royalties	136.9
Cumulative Income Taxes	303
Pre-Tax Cumulative Cash flow	1,150
After-Tax Cumulative Cash flow	847

The NPV calculation includes Years 1 through 20 and adds the pre-production capital in Years 1 and 2. The economic analysis indicates that the Project has an after-tax IRR of 17.2% with a payback period of 6.6 years and an NPV at 7.5% of $252.9 million.

Sensitivity Analysis

The graph below compares the base case NPV when the RPR price, initial capital and operating costs are varied. The project is most sensitive to variation in prices, operating costs and initial capital costs, in that order respectively.

Summary

The Study has demonstrated that the Bayovar 12 Phosphate Project is technically and economically viable under certain assumptions and parameters and has the potential to generate robust economic returns. Continued work is warranted to advance the project to Feasibility Study with opportunities for improvement recognized in several areas including resource/reserves, infrastructure capex and mine opex. Initial studies will include a review of the stage development of the open pit, including reduction of waste stockpiles outside of the pit and by using in-pit backfill opportunities earlier in the mine life, given the project economics are sensitive to waste haulage distances. On the product marketing side, onsite blending of RPR concentrates with selected nutrient additives to make custom DAPR fertilizers will be reviewed. The Company believes that blending can add substantial value to the products from Bayovar 12.

Qualified Person

The information presented in this report was reviewed by David Cass, Focus’s President, who is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and a Qualified Person in accordance with National Instrument 43-101. The information presented is regarded as a representative and accurate summary of the information presented.

ITEM 6:

RELIANCE OF SUBSECTION 7.1(2) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:

OMITTED INFORMATION

Not applicable.

ITEM 8:

EXECUTIVE OFFICER

David Cass, President

Telephone: 604-688-5288

ITEM 9:

DATE OF REPORT

January 5, 2016